UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934.]

Yes                No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

By	/S/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

The Bank of Tokyo-Mitsubishi, Ltd.

Notice of Issuance of Preferred Shares

Tokyo, January 31, 2005— The Bank of Tokyo-Mitsubishi, Ltd. (President ; Nobuo Kuroyanagi) (the “Bank”) hereby announces that at the meeting of its Board of Directors held today, the Board resolved to issue preferred shares, under our Articles of Incorporation which was amended to authorize issuance of the preferred shares by resolutions of an extraordinary general meeting of shareholders and a meeting of preferred shareholders held today, by means of third party allocation as follows:

1.	Name	First series of Class 2 Preferred Shares (the “Preferred Shares”)
2.	Number of shares to be issued	100,000,000 shares
3.	Issue price	¥2,500 per share
4.	Aggregate amount of the issue price	¥250,000,000,000
5.	Amount accounted to stated share capital	¥1,250 per share
6.	Subscription date	February 18, 2005 (Friday)
7.	Payment date	February 21, 2005 (Monday)
8.	Initial date for dividend accrual	February 21, 2005 (Monday)
9.	Allocation and number of shares to be allocated	All of the Preferred Shares will be allocated to Mitsubishi Tokyo Financial Group, Inc.
10.	Preferred dividends	(1) ¥60 per share (the “Preferred Dividends”); provided, that the Preferred Dividends on the Preferred Shares for the period beginning February 21, 2005 and ending March 31, 2005 will be ¥6.42 per share.
(2) In a given fiscal year, if the aggregate amount of the Preferred Dividends paid to the holders of Preferred Shares (the “Preferred Shareholders”) or the registered pledgees of Preferred Shares (“Registered Preferred Share Pledgees) is less than the amount of the Preferred Dividends, the unpaid amount will not be carried over to, or accumulated in, subsequent fiscal years.
(3) The Bank will not pay dividends to the Preferred Shareholders or Registered Preferred Share Pledgees in excess of the Preferred Dividends.

The purpose of this news release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This news release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this news release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

11.	Preferred interim dividends	¥30 per share (the “Interim Preferred Dividends”.)
12.	Distribution of residual assets

(1) The Bank will pay ¥2,500 per share to the Preferred Shareholders or Registered Preferred Share Pledgees prior to the holders of Ordinary Shares, registered pledgees of Ordinary Shares or holders of Fractional Ordinary Shares.

(2) The Bank will not make a distribution of residual assets to the Preferred Shareholders or Registered Preferred Share Pledgees, other than the amount mentioned in (1) above.

13.	Voting Rights	The Preferred Shareholders will not have voting rights at any general meetings of shareholders, unless otherwise provided in laws and regulations.
14.	Consolidation or split of the Preferred Shares, and subscription rights, etc.

(1) The Bank will not consolidate or split the Preferred Shares, unless otherwise provided by laws or regulations.

(2) The Bank will not grant pre-emptive rights for new shares or bonds with stock acquisition rights to the Preferred Shareholders.

15.	Retirement of the Preferred Shares

(1) The Bank may, at any time, purchase the Preferred Shares and retire them at the purchase price by appropriation of retained earnings distributable to shareholders.

(2) The Bank may, at any time on and after February 22, 2010, redeem all or part of the Preferred Shares at ¥2,500 per share. In case of a partial redemption, it will be effected by way of lot or other method.

16.	Order of priority	The Preferred Dividends, the Interim Preferred Dividends and distribution of residual assets in respect of the Preferred Shares will rank pari passu with those of the Bank’s Class 1 Preferred Shares.
17.	Each of the above terms is subject to notifications and approvals based on applicable laws and regulations becoming effective.

Contact:

The Bank of Tokyo-Mitsubishi, Ltd.

General Affairs Office

Tel: 03-3240-2583

The purpose of this news release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This news release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this news release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

<For reference>

1.	Change in the aggregate number of outstanding shares

Aggregate number of outstanding shares as of the present date	Ordinary Shares	5,019,469,546 shares	(as of January 31, 2005)

	Class 1 Preferred Shares	81,400,000 shares

	Class 2 Preferred Shares	0 share

	Total	5,100,869,546 shares	(as of January 31, 2005)

Number of shares to be issued	Class 2 Preferred Shares	100,000,000 shares

Aggregate number of outstanding shares after the capital increase	Ordinary Shares	5,019,469,546 shares

	Class 1 Preferred Shares	81,400,000 shares

	Class 2 Preferred Shares	100,000,000 share

	Total	5,200,869,546 shares

2.	Background of the capital increase and use of proceeds
(1)	Background

To increase the Bank’s equity capital.

(2)	Use of Proceeds

To be applied to general working fund.

(3)	Impact on the Bank’s results of operation

The Bank believes that the increase of the Bank’s equity capital by the issuance of the Preferred Shares will enhance its growth and profitability.

3.	Distribution of profits to shareholders, etc.
(1)	Basic policy on profit distribution

Given the public nature of a bank, it is the Bank’s policy to endeavor to maintain stable dividends while focusing attention on improving the Bank’s strength in order to bolster its corporate strength from the viewpoint of sound management.

(2)	Policy on determining dividend amounts

Based on the basic policy mentioned above, the Bank will determine dividend amounts taking into account its results of operations, the economic environment, etc.

The purpose of this news release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This news release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this news release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.

4.	Equity financing during the past three years

Capital increase by means of third party allocation on March 28, 2003
Number of shares issued	Ordinary Shares	344,014,000 shares
Issue price		¥500
Amount accounted to share into stated capital		¥250

The purpose of this news release is to make a general public statement of the issuance and sale of shares of the Preferred Stock. It has not been prepared for the purpose of soliciting investments in the Preferred Stock.

This news release does not constitute an offer of securities in the United States under the United States Securities Act of 1933 (the “Securities Act”). The Preferred Stock will not be and has not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act. The matter referred to in this news release relates to the issuance and sale of shares of Preferred Stock in Japan, and they are not offered or sold in the United States.